                                                                   Exhibit D-1.2

                                                               Exhibit No. PGE-1
                                                       Application Under FPA 203
                                             of Pacific Gas and Electric Company
                                                                and PG&E Company
                                                               November 30, 2001

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION



Pacific Gas and Electric Company         )
PG&E Corporation                         )      Docket No. EC02-31-000
         On Behalf of Its Subsidiaries   )                 EL02-36-000 and
         Electric Generation LLC,        )                 CP02-38-000
         ETrans LLC and GTrans LLC       )









                         DIRECT TESTIMONY AND EXHIBITS

                                       OF

                                KENT M. HARVEY




November 30, 2001
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                                                                    Page 1 of 48

I.  BACKGROUND AND QUALIFICATIONS

Q.  Please state your name and business address.

A. My name is Kent M. Harvey. My business address is Pacific Gas and Electric Company, 77 Beale Street, San Francisco, California.

Q.  Please state your current occupation.

A. I am Senior Vice President - Chief Financial Officer and Treasurer of Pacific Gas and Electric Company ("PG&E" or the "Company").

Q.  Briefly describe your educational background.

A. I earned a B.A. in Economics and an M.S. in Engineering-Economic Systems from Stanford University.

Q. What is your professional background and what are your professional qualifications.

A. Upon earning my M.S. in 1981 I became a Fellow at the United States Department of Energy. I joined PG&E in 1982 as an engineer in the generation planning department, and became Director of Investor Relations in 1989. I was elected Corporate Secretary in 1992, Treasurer in 1993, Vice President and Treasurer in 1995 and Chief Financial Officer in 1997.

II. PURPOSE OF TESTIMONY AND SUMMARY OF CONCLUSIONS

Q.  What is the purpose of your testimony?

A. My testimony has four major components. First, I will introduce PG&E and review the events that led the Company to file for protection under Chapter 11 of the United States Bankruptcy Code. Second, I will explain why it is important for PG&E to get out of bankruptcy as quickly as possible. Third, I will describe the Plan of Reorganization ("Plan") that the Company and its parent, PG&E Corporation (the "Corporation"), filed with the Bankruptcy Court of Northern California on September 20, 2001. While the responsibility to rule on the Plan rests with the Bankruptcy Court, the filings that we are making today are integral to the Plan's implementation. Finally, I will explain how the Plan provides the means for PG&E to repay its creditors' valid claims in full, and for each of the new businesses resulting from the reorganization to become creditworthy, attract capital needed for investment in energy infrastructure, and fully resume their normal business functions - to the benefit of PG&E's wholesale and retail customers.

Q.  Please summarize your conclusions.

A. Between June 2000 and April 6, 2001, when PG&E sought protection under Chapter 11 of the United States Bankruptcy Code, the Company had incurred approximately $8.9 billion in FERC-regulated power procurement costs that it was not allowed to recover in retail rates./1/ This growing imbalance between costs and revenues had a number of cascading effects, including: 1) driving PG&E's S&P corporate credit rating from A+ in May 2000 to CC (below creditworthy) in mid-January 2001, ultimately denying the Company access to credit and equity markets; 2) undermining the Company's ability to pay its creditors; 3) rendering the Company unable to continue procuring electricity (and even natural gas for a short time) in the open market on behalf of its customers; 4) handicapping the Company's ability to continue making necessary investments in energy delivery infrastructure; and 5) eliminating the Company's current ability to provide a cash return (dividends) to its owners.

    Since filing its Chapter 11 petition, PG&E has been able to maintain reliable service and to continue infrastructure development because it has suspended payments to creditors for pre-April 6, 2001 obligations, it is paying less than half the annual $540 million in interest due on its currently outstanding long- and short-term debt, and it continues to pay no dividends to its shareholders (in the four years before the bankruptcy filing, PG&E's dividends had averaged more than $400 million annually). Recognizing that bankruptcy is not a viable long-term refuge, PG&E has dedicated itself to developing a plan to emerge from

________________

/1/ The $8.9 billion includes $6.6 billion incurred by third-parties, and $2.3 billion associated with PG&E own generation assets.

    Chapter 11 as soon as possible. Even though the Bankruptcy Court has extended the "exclusivity" period during which only PG&E may file a proposed plan of reorganization to December 6, 2001, we have moved rapidly to resolve the bankruptcy. On September 20, 2001, PG&E and the Corporation jointly proposed a Plan to the Bankruptcy Court that provides for the Company's timely emergence from Chapter 11.

    A central element of the Plan involves restructuring PG&E into four lines of business: electric generation, electric transmission, gas transmission and retail gas and electric distribution and sales. The retail gas and electric business will continue to be operated as it is today by Pacific Gas and Electric Company (referred to as "Reorganized PG&E"). Reorganized PG&E will own about 70% of the assets currently owned by PG&E and the CPUC will continue to regulate the retail electric and gas distribution business as it does today. Reorganized PG&E will, however, no longer be affiliated with the other lines of business.

    The generation business will become a separate company, all of whose sales will be made at wholesale, as they were prior to the Commission's December 15, 2000 order, and again subject to this Commission's exclusive ratemaking jurisdiction. Instead of making sales into the market, the new generating company will enter into a long-term power sales contract with Reorganized PG&E for all of its output at a reasonable price and on balanced terms and conditions.

    Electric transmission is, of course, already subject to this Commission's exclusive ratemaking jurisdiction, and will continue to be so under the Plan as a separate business.

    The gas transmission business will acquire facilities that cross the California-Oregon border; as an interstate pipeline it will become subject to this Commission's exclusive jurisdiction. The new interstate gas pipeline company will enter into a transitional contract to provide Reorganized PG&E, for the benefit of its core residential and commercial customers, the same rates and service that they enjoy today under CPUC regulation.

    The disaggregations of these business activities into separate companies, and the consequent realignment of regulatory jurisdiction, are critical elements for the financial success of the Plan. This will provide the foundation for PG&E's emergence from bankruptcy and for each company's future viability and long-term ability to invest in necessary infrastructure to continue to serve its respective customers.

    The Plan paves the way for PG&E to expeditiously emerge from and remain out of Chapter 11 by using the inherent value of the Company's assets to repay creditors. With the repayment of creditors, and with the emerging businesses aligned with the most appropriate regulation, Reorganized PG&E, along with the other entities created as part of the reorganization (ETrans, GTrans, and Gen), will again be creditworthy. Only with the creation of entities in which investors have confidence will sufficient capital be attracted to repay creditors, provide a reliable source of working capital, and build the infrastructure needed to continue to reliably deliver electricity and gas in the future. We therefore request that the Commission approve these applications by the end of July 2002.

III. OVERVIEW OF PG&E AND THE EVENTS THAT LED IT TO FILE FOR BANKRUPTCY COURT PROTECTION

Q.   Please describe PG&E's basic business functions.

A. Pacific Gas and Electric Company, a California corporation, was incorporated in 1905. Effective January 1, 1997, the Company and its subsidiaries became subsidiaries of PG&E Corporation, a California corporation. The Company is an operating public utility engaged principally in the business of providing electric generation and electric and natural gas distribution and transmission services throughout most of Northern and Central California. The Company's service territory covers approximately 70,000 square miles, including all or a portion of 48 of California's 58 counties, with an estimated population of approximately 13 million - approximately one of every 20 Americans.

     PG&E delivers electricity over 131,000 miles of electric transmission and distribution wires, and natural gas through 43,000 miles of gas transmission and distribution pipelines. To build, operate, and maintain this infrastructure, the Company employs about 19,000 people, owns a fleet of vehicles, owns and operates its own communications system, and maintains a system of warehouses and service centers throughout its service territory.

     PG&E's electric transmission and distribution systems transport about half of the electric energy consumed in California, with PG&E's own customers consuming two-thirds of it. PG&E delivers more than 10% of all the electric energy consumed in the 11-state Western States Coordinating Council region. PG&E's gas transmission system delivers 50% of the gas consumed in California, and about 30% of the natural gas consumed throughout the West. PG&E's gas storage facilities are the third largest in the West.

     The Company also owns and operates electric generating stations with a capacity of approximately 6,600 megawatts, enough to serve 6.6 million homes. Among PG&E's generating facilities are a two-unit, approximately 2,200-megawatt nuclear power plant (Diablo Canyon), a hydroelectric system with over a hundred generating units and a capacity of almost 4,000 megawatts, and two gas-fired power plants. The Company has under contract (Power Purchase Agreements, or "PPAs") from independent power producers (including those known as Qualifying Facilities or "QFs" as well as irrigation districts and water agencies) about 5,500 megawatts of operational capacity. The Company's own generation and PPAs provide, on average, about two-thirds of the electric energy demand of the Company's end-use customers, although this amount varies throughout the year.

     PG&E procures natural gas for its core customers (residential and small commercial customers) using contracts with a number of gas producers and marketers. About two-thirds of the natural gas procured by the Company comes from Canada, and the remainder from the Southwest United States and California. PG&E sells gas commodity to customers at the Company's cost of procurement (provided those costs are within certain tolerances based on spot market prices), plus the cost of delivering the gas to the Company's gas distribution system. The prices at which the Company procures gas can vary significantly due to supply and demand, which in turn are often driven by the weather. The CPUC allows PG&E to adjust gas rates monthly to fully collect gas commodity costs from customers, although there can be a lag of several months between the cash outlays to procure the gas and the cash inflows from customers paying for that gas. PG&E also buys gas for injection into storage wells during the non-winter months, because gas demand in the winter can exceed the rate at which gas can be imported from out of state. PG&E pays for the storage gas months before customers use and pay for the gas.

Q.   Please describe the current regulation of PG&E's operations.

A. The Company is currently subject to both federal and state regulation. At the federal level, this Commission regulates, among other things, electric transmission rates and access, interconnections, operation of the California Independent System Operator ("ISO") and the rates and terms of wholesale power sales. The ISO has responsibility for meeting applicable reliability criteria, planning transmission additions and assuring the maintenance of adequate reserves; the ISO is subject to this Commission's regulation of tariffs and conditions of service. In addition, most of the PG&E's hydroelectric facilities operate pursuant to licenses issued by the Commission.

     The Nuclear Regulatory Commission ("NRC") oversees the licensing, construction, operation and decommissioning of nuclear facilities, including the Company's Diablo Canyon Power Plant and the retired Humboldt Bay Power Plant Unit 3.

     At the State level, the CPUC sets retail rates and conditions of service for the Company's electric distribution, gas distribution and intrastate gas transmission services in California as well as reviews PG&E's issuances of securities, dispositions of utility property, and aspects of the Company's siting and operation of its electric transmission system. Ratemaking for the Company's remaining generation facilities has been "directly under the jurisdiction of the California Commission" since this Commission's December 15, 2000 order, as one means of responding to the then dysfunctional California wholesale power market. To the extent such power is sold for resale into wholesale markets, it remains under the exclusive ratemaking jurisdiction of this Commission.

    The Company's operations and assets are also regulated by a variety of other federal, state and local agencies.

Q. Please briefly describe the events that led PG&E to seek protection under Chapter 11 of the Bankruptcy Code.

A. Prior to 1998, PG&E was one of the healthiest energy utilities in the United States, enjoying investment grade credit ratings and consistently paying dividends to its shareholders. In late 1995, the CPUC introduced a fundamental change to the market structure relating to the generation of electricity. This change was refined by the California Legislature in 1996, and implemented in 1998. The restructuring introduced competition for the generation and retail supply of electricity. Consistent with this restructuring, the California investor-owned utilities ("IOUs") were essentially ordered to sell most of their fossil-fueled generating facilities. The CPUC required PG&E and the other IOUs to sell the output of their remaining generation into markets run by the now-defunct California Power Exchange ("PX") and the ISO and to purchase all of the power for their customers from the same markets. Retail rates were frozen at their June 10, 1996 levels until the sooner of March 31, 2002, or the date at which the IOUs had recovered all the uneconomic costs associated with their existing generating plants and related regulatory assets.

    Beginning in June 2000, prices for power purchased through the PX wholesale market began to increase well above the level PG&E was permitted to recover in retail rates. While PX prices moderated somewhat in the fall (although they remained well above retail rates), they spiked to unprecedented levels in November and subsequent months. The unweighted average wholesale price of electricity PG&E purchased for its customers was 15.3 cents per kWh for June through August 2000; 13.7 cents per kWh for September through October 2000; and 26.8 cents per kWh for November through December 2000 compared to 4.2 cents per kWh for June through December 1999.

    In January 2001, after PG&E had repeatedly, unsuccessfully asked the CPUC to set retail rates sufficient to cover PG&E's undercollected wholesale power costs, the Company suspended quarterly dividends to its shareholders for the first time in its 95-year history. At the end of that month, as a result of its inability to continue to borrow to pay for unrecovered procurement costs, PG&E began paying QFs and other generators the pro rata amount PG&E was recovering in retail rates for procurement - approximately 15% of the billed amounts. On March 27, 2001, the CPUC ordered the Company to pay QFs in full for energy deliveries on and after that date within 15 days. By April 6, 2001, PG&E had incurred approximately $8.9 billion in unrecovered procurement costs/2/ and had billions of dollars in defaulted debt and unpaid bills. All the major credit rating agencies had downgraded the Company to uncreditworthy ratings, precluding

    PG&E from purchasing power in the wholesale markets under tariffs approved by this Commission. In the absence of a rate mechanism to recover the uncollected power procurement costs, the Company booked an after-tax charge against earnings of $4.1 billion for the year 2000, and an additional $1.1 billion for the first quarter of 2001. As a result of its deteriorating financial situation with no apparent regulatory or legislative relief in sight, PG&E turned to the Bankruptcy Court for a resolution.

Q. What impact, if any, did PG&E's deteriorating financial situation have on its retail customers?

A. Concurrent with the loss of its creditworthiness in January 2001, electricity suppliers became unwilling to sell electricity to PG&E through the ISO or otherwise. The sellers under certain favorable bilateral PPAs exercised their rights to terminate. As a result of PG&E's loss of creditworthiness, on January 17, 2001, the California Department of Water Resources ("DWR") began purchasing the electricity for PG&E's customers that was not provided through PG&E's own generation and remaining PPAs (the "net open position"). As soon as PG&E's credit rating fell below investment grade, the ISO's FERC tariffs precluded the ISO from purchasing energy or ancillary services on PG&E's

__________________
/2/ The $8.9 billion includes $6.6 billion incurred by third-parties, and $2.3 billion associated with PG&E's own generation assets.

    behalf. Thus, PG&E could not (and still cannot) procure an adequate electric supply for its customers, who must rely on DWR to cover PG&E's net open position.

    PG&E also had difficulty obtaining adequate gas supplies for the winter 2001 heating season. In late 2000 and early 2001, in reaction to PG&E's deteriorating financial condition, several major gas suppliers began demanding substantial pre-payments for gas. When PG&E could not meet these terms, these suppliers withdrew or threatened to withdraw substantial gas supplies from PG&E, precipitating a crisis that risked leaving PG&E with inadequate gas supplies to serve its residential and commercial customers. The crisis was avoided only by Presidential Order and the intervention of the Department of Energy ("DOE"). The DOE, through its emergency powers, mandated the continued delivery of gas to PG&E to prevent a system depressurization and the ensuing outage that may have lasted months.

    In November 2000, PG&E prepared and began to implement a cash conservation program to ensure sufficient cash to continue providing safe, reliable service. In identifying its cost saving measures, PG&E sought first to implement measures that would not have a long-term impact on PG&E's operations, and no impact on customers. The plan also allowed for deeper cuts that would affect service levels, should the financial crisis continue. Through early March 2001, the Company released over 600 personnel, and delayed non-critical work. Late that month, a portion of this program was put on hold by a CPUC decision that required PG&E to fully reinstate all functions related to customer service, including call center response, meter reading, emergency response and new customer connections. If PG&E's cash position had deteriorated further, PG&E was prepared to decrease other construction and maintenance programs to the level sustainable with our cash flow. A tax refund of more than $1 billion, provided from the Corporation to PG&E, kept the Company from having to implement additional cash conservation measures. After receiving protection under Chapter 11, PG&E was, and is, able to operate under a more stable environment, and, with the acquiescence of its creditors, has been able to implement its planned construction and maintenance programs. Since entering bankruptcy, PG&E has not accessed - and could not access - the capital markets for sustained conventional financing of our capital-spending program.

IV. THE NEED TO EMERGE FROM BANKRUPTCY QUICKLY

Q.  Is PG&E's present financial condition sustainable?

A. No. While Chapter 11 has provided badly needed stability to PG&E's financial situation, it is only an interim step to allow reorganization on a basis that is sustainable over the long term. In addition, for a number of reasons, it is in the public interest for PG&E to emerge from bankruptcy quickly.

    First, the uncertainty engendered by a prolonged stay in bankruptcy could lead already shaken creditors to resort to drastic measures to obtain payment of their debts. Creditors could petition the Bankruptcy Court for another method of debt repayment, including sales of assets, which, if granted, could prove detrimental to the interests of PG&E and its customers. Simply put, the longer creditors are forced to wait for payment, the more urgent their situation becomes. While the Official Committee of Unsecured Creditors (the "Creditors Committee") has agreed to support PG&E's Plan, that support expires if the transactions under the Plan are not completed by March 31, 2003. (A copy of the Creditors Committee Support Agreement is attached hereto as Exh. No. PGE-1-1.) A timely emergence from bankruptcy and the corresponding payment of pre-petition debts would keep creditors from resorting to alternative measures to obtain prompt payment.

    Second, a protracted bankruptcy will delay resolution of the claims of thousands of PG&E creditors, who will not receive payment until the Plan becomes effective. For PG&E's unsecured creditors, a lengthy bankruptcy or regulatory process, and resultant delays in payment, could impact their ability to continue normal business operations, or to survive additional economic shocks. For example, some of PG&E's QFs, which provide approximately 30% of PG&E's current power supply, are thinly-capitalized entities especially vulnerable to the negative effects of prolonged debt repayment. In fact, one of them, Oildale Energy Group, has already filed its own Chapter 11 bankruptcy case, which it asserts was necessary because PG&E's failure to pay amounts due pre-petition left it without sufficient operating capital. A lengthy delay in payment to these creditors will compound the deleterious effects of unpaid debts. PG&E's timely emergence from bankruptcy will provide certainty and operating funds to thousands of other entities, stemming a potentially devastating ripple effect from PG&E's own economic distress.

    Third, prolonging PG&E's emergence from bankruptcy threatens to perpetuate (and worsen) the current uncertainty in the energy marketplace. As a function of the deterioration in its credit rating last January, PG&E has not been (and is not presently) deemed a creditworthy entity for purposes of making certain types of purchases in the energy market. PG&E will not be creditworthy again until it emerges from Chapter 11 under the provisions of its Plan. As a temporary solution to this problem, the California Legislature last January passed AB1X, authorizing DWR to purchase power to cover the net open position that PG&E was incapable of fulfilling. DWR continues to supply a significant amount of the energy to serve PG&E's customers. However, the legislation precludes DWR from making any new purchases as of January 1, 2003. As recently as November 7, 2001, this Commission reaffirmed that the ISO cannot enter into transactions with third-party suppliers on behalf of a non-creditworthy entity, and directed the ISO to bill DWR for all ISO transactions entered into on behalf of PG&E and Southern California Edison Company. If PG&E remains in bankruptcy when

    AB1X expires, PG&E will not be able to supply the net open position not covered by PG&E's own resources (including QF PPAs) and contracts already executed by DWR, and DWR may be precluded by state law from entering into new power purchases to cover PG&E's net open position. PG&E's Plan, on the other hand, establishes the framework and conditions for PG&E to resume supplying this net open position prior to the January 1, 2003 expiration of DWR's authority.

    Finally, while PG&E's cash flow is currently sufficient to fund its planned investments in infrastructure, this is possible because PG&E is not paying any of its pre-bankruptcy obligations, it is paying less than half the annual $540 million in interest due on its currently outstanding long- and short-term debt, and it continues to pay no dividends to its shareholders. There is no assurance that sufficient cash flow will continue if the bankruptcy proceedings drag on. PG&E's prompt emergence from bankruptcy will protect its customers from the decline in service and reliability that would inevitably follow an impairment of PG&E's ability to continue to make capital investments.

V.  PG&E'S PLAN OF REORGANIZATION

Q.  What is PG&E's Plan of Reorganization?

A. PG&E's Plan was filed with the Bankruptcy Court of the Northern District of California on September 20, 2001, with the support of the Official Creditors Committee. Under the Plan, PG&E will create three new companies and separate its operations into four lines of business based on the Company's historical functions: retail gas and electric distribution; electric transmission; interstate gas transmission; and electric generation. The companies that will own and operate these businesses are Reorganized PG&E (retail gas and electric distribution); ETrans LLC ("ETrans") (electric transmission); GTrans LLC ("GTrans") (interstate gas transmission) and Electric Generation LLC ("Gen") (electric generation). Newco Energy Corporation ("Newco"), a newly-formed, wholly-owned subsidiary of PG&E, owns 100% of the limited liability company membership interests in ETrans, GTrans and Gen.

    ETrans will own the majority of the assets associated with the Company's current electric transmission business, including approximately 18,500 circuit miles of electric transmission lines and cables operating at voltages from 60 kV to 500 kV, the towers and poles used to support the lines and cables, underground conduits, associated equipment and land, entitlements, rights of way, access rights, contracts, personal and intellectual property and the business records necessary to operate the electric transmission business. The electric transmission business operated by ETrans will continue to be regulated by this Commission. ETrans is committing to join a multi-state regional transmission organization (an "RTO") approved by this Commission. Until ETrans joins a Commission-approved RTO, ETrans will remain a member of the ISO.

    GTrans will operate as a separate interstate gas transmission company. PG&E will acquire a three-mile segment of pipeline in Oregon from its affiliate, PG&E Gas Transmission Northwest Corporation, and GTrans will own that and the majority of the assets associated with the Company's current gas transmission business, including approximately 6,300 miles of transmission pipelines, three gas storage facilities and certain end-use customer service lines. GTrans will receive all of the land, entitlements, rights of way, access rights, contracts, personal and intellectual property and the business records necessary to operate the gas transmission business. As an interstate pipeline, GTrans will be under the exclusive jurisdiction of this Commission.

    Gen and its subsidiaries will own the majority of the assets associated with the Company's current generation business, including conventional hydroelectric generation facilities, the Helms pumped storage facility, the Diablo Canyon Power Plant, and irrigation district and water agency power purchase contracts./3/ In order to provide maximum flexibility in the future, including asset-backed financing, Gen will own each generating facility in a separate California limited liability company. In addition, Gen and its subsidiaries will receive land, switchyards, step-up transformers and other interconnection equipment and other entitlements, rights of way, access rights, contracts, personal and intellectual

___________________

/3/ The Hunters Point Power Plant and Humboldt Bay Power Plant will remain with PG&E. Pursuant to a settlement agreement with the City and Country of San Francisco, approved by the ISO for reliability services. The Humboldt Bay plant is the site of a retired nuclear unit that is in the early stages of decommissioning.

     property and the business records necessary to operate the assets transferred from PG&E's current generation business. Gen will sell the output of its plants solely at wholesale subject to regulation by this Commission. As described below, for the first 12 years after the reorganization, Gen will sell the output of its nuclear and hydro resources to Reorganized PG&E through a contract, with rates and terms subject to approval by this Commission and the Bankruptcy Court.

     Reorganized PG&E will own the majority of the remaining assets (certain assets not needed by any of the utility businesses, such as vacant land, may be transferred to another special purpose entity). Reorganized PG&E will be primarily a local gas and electric distribution utility under the jurisdiction of the CPUC.

     After the businesses are reorganized as described above, PG&E will distribute the stock of Newco to the Corporation, and the Corporation will spin-off Reorganized PG&E by distributing the common stock it owns to PG&E Corporation shareholders. Reorganized PG&E will thereafter be a separate publicly-traded company, independent of the Corporation and its remaining subsidiaries. The following illustration represents the corporate structure of the Corporation and the Company following consummation of the transactions contemplated by the Plan:/4/

______________________

/4/ The illustration does not reflect the fact that PG&E Corporation and PG&E National Energy Group will change their names upon the spin-off of Reorganized PG&E.

                                    [CHART]

     Although the Reorganized PG&E will be separated from the other lines of business, there will be two major contracts, and a number of smaller, primarily transitional contracts, that will provide for the supply of various services between the newly separated companies. The two major contracts are: 1) an agreement for Gen to provide capacity and electric energy to Reorganized PG&E, and 2) an agreement for GTrans to provide gas transportation and storage services to Reorganized PG&E. We have asked the Bankruptcy Court to approve the execution of these agreements as a condition precedent to the confirmation of our

     Plan, subject to this Commission's approval of the rates and terms of service. These two agreements are being presented for the Commission's approval as part of companion Federal Power Act Section 205 and Natural Gas Act ("NGA") Section 7 filings. They are intended to provide mutual benefits to Reorganized PG&E and its customers as well as to Gen and GTrans.

     The Gen agreement will have a term of 12 years, with a scheduled step-down of approximately 50% of the capacity in the final year of the contract term. This agreement will ensure that output from the facilities and contracts transferred to Gen will be under contract to Reorganized PG&E, which plans to use it to serve the Company's retail customers at stables rates that vary only with the consumer price index. The agreement specifies a combined rate for energy and capacity that starts at about 4.5 cents per kWh, and will average approximately 5.1 cents per kWh on a levelized basis over the life of the contract, a rate that we intend to demonstrate is comparable to market benchmark prices. These cost figures reflect the payments spread over the units of energy output anticipated under the contract. They do not reflect the substantial ancillary services value of the hydro units, especially the Helms pumped storage facility, as described in Mr. Kuga's testimony. The contract is being filed contemporaneously under Section 205 of the Federal Power Act (in a separate docket), with supporting evidence. (See Application Of Electric Generation LLC For Order Accepting Power Sales Agreement And Code Of Conduct, And Waiving Regulations And Granting

     Blanket Authorizations, dated November 30, 2001.)

     The GTrans agreement will ensure that Reorganized PG&E has sufficient firm gas transmission and storage capacity to enable it to reliably serve its core gas customers. During an initial transition period, Reorganized PG&E will take the same level of transportation and storage services from GTrans as under existing CPUC-approved tariffs. When the existing tariffs are superseded, the Company will take any additional services it may require to meet the service reliability standards authorized by the CPUC, under the rates and tariffs that result from GTrans' filing under Section 4 of the NGA. The transition period allows Reorganized PG&E to preserve for the benefit of its retail core residential and commercial customers preferences (e.g., diversion rights) that the CPUC has built into existing State tariffs.

Q. Aside from getting PG&E out of bankruptcy, does the Plan meet any other objectives?

A. Yes. The purpose of PG&E's Plan of Reorganization is to pay all valid creditor claims and to allow the Company to emerge from Chapter 11 with sustainable retail and wholesale businesses that will be able to service the debt issued or reinstated under the Plan, remain out of Chapter 11, and continue to provide reasonably priced, reliable services consistent with their public utility and/or contractual obligations.

     We recognized that, for the Plan to be successful, we needed to ensure that certain critical objectives are satisfied. First, the Plan has to be implementable within the existing retail rates. Second, the Plan has to be financeable; that is, the financial markets and creditors must have confidence that each of the four businesses will be able to service the debt issued or reinstated under the Plan, or PG&E will not emerge from Chapter 11. Third, the Plan has to be implemented timely to satisfy creditors' desires for rapid repayment of their valid claims and to ensure that the Company will be able to timely access credit markets to enable it to continue making critical investments in needed energy infrastructure. Fourth, the Plan has to ensure that all of the reorganized businesses have the financial and operational capabilities to raise capital to invest in the maintenance and expansion of their infrastructure. Fifth, the Plan should provide for the Company's assets to stay within California companies, using essentially the same personnel that operate these assets today to ensure that they can continue to provide safe, reliable and responsive service to the citizens of northern and central California. Sixth, the Plan should ensure that the reorganized businesses emerging from Chapter 11 receive the appropriate level of regulatory oversight, with no unnecessary overlap among regulatory agencies. Finally, the Plan has to preserve the value of the Company's assets available to creditors and shareholders by minimizing any loss of value through taxes.

     The Plan that we have designed and presented to the Bankruptcy Court for its consideration and approval satisfies these objectives. First, the Plan does not propose to raise rates. (See Testimony of Stephen Metague, and below.) Second, PG&E will pay all creditors 100% of their valid claims plus interest. Third, we have proposed that the Plan be implemented by the end of 2002, and are respectfully requesting and looking forward to this Commission's approval by July 2002 to ensure that we can meet this timeline. Fourth, each of the four companies resulting from the reorganization are expected to have an investment grade credit rating that will allow it to raise the capital to finance its significant long-term infrastructure investments. An investment grade credit rating will also permit Reorganized PG&E to resume procuring the energy to fill its net open position under the conditions to be approved by the Bankruptcy Court. Fifth, the Company's assets will remain with either Reorganized PG&E or the Corporation, both of which are incorporated in California, and will be managed and operated by the same teams that have performed these services in the past. Sixth, regulation of most of the Company's assets and activities will not change. Reorganized PG&E will continue to own about 70% of PG&E's current rate base, and its retail electric and gas distribution assets will remain regulated by the CPUC. The rates and terms and conditions of service for the electric transmission assets will remain with this Commission. The transfer of jurisdiction over GTrans and Gen from the CPUC to this Commission is consistent with the regulation for these types of assets in many other states. (See Testimony of Susan F. Tierney.) Lastly, we are not proposing to sell our jurisdictional assets, and have designed the separation of the businesses in a manner that we believe satisfies the requirements for a tax-free transfer.

     In addition, the division of our business functions among separate companies eliminates some affiliate relationships (i.e., those between Reorganized PG&E and the other new companies) and makes others more transparent. These changes should provide additional assurance that the affiliated functions are not engaged in self-dealing and ensures that wholesale functions are not cross-subsidized by retail operations (which, after the Plan, will be under a separate company). To further this objective of increased transparency and market confidence, each of the affiliated companies will adopt the Dominion code of conduct or such other requirements as the Commission implements in its pending rulemaking.

     Finally, as the testimony of James Asselstine and Joseph G. Sauvage shows, the organizational restructuring, spin-off of Reorganized PG&E, and associated alignment of the disaggregated businesses with the appropriate regulatory jurisdictions, as proposed to the Bankruptcy Court and this Commission, are essential to successfully issue the debt required to fund the Plan and get PG&E out of bankruptcy.

VI. PG&E'S PLAN OF REORGANIZATION ACHIEVES THE GOAL OF CREATING SUSTAINABLE BUSINESSES

Q.   Please explain the financial purpose and benefits of PG&E's Plan.

A. The financial purpose of the plan is to restore and create four creditworthy entities that can obtain at least low investment grade ratings. The financial benefits these entities will gain by again becoming creditworthy are several. First, each entity, including Reorganized PG&E, will again be able to access the capital markets, both long- and short-term. PG&E presently cannot. This alone has several benefits, one of the most important being the ability to attract capital to invest in the continuing enhancement and expansion of the energy delivery infrastructure. Reorganized PG&E, ETrans and GTrans together are expected to invest about $1.5 billion annually after emerging from bankruptcy. Access to capital markets will enable these companies to finance that level of investment. If the Plan is not implemented in a timely manner, PG&E may not be able to maintain this level of investment in the face of growing creditor pressure to be paid. In addition, access to short-term markets provides temporary cash to fund seasonal cash flow deficiencies. Historically, PG&E has needed as much as $1 billion of short-term working capital to handle the timing differences between when cash is received and when payments are made.

     Second, and vital to normal business operations, the four reorganized companies will be able to enter into contracts, both long- and short-term, on reasonable terms. The companies need to be creditworthy to avoid onerous payment terms that otherwise might call for Reorganized PG&E and the other companies to make large pre-payments. PG&E spends in excess of $5 billion annually for goods and services -not including procurement of electricity. Pre-paying any significant amount of the costs incurred under those contracts (e.g., for gas commodity), as PG&E might if it is not able to emerge from bankruptcy, would substantially increase PG&E's working capital requirements, and cause higher costs to customers.

     Third, firms that are creditworthy, and not in financial distress, will have a lower cost of capital relative to firms that are in financial distress. As shown in the testimony of James K. Asselstine, the energy crisis in California caused the capital markets to demand a risk premium, raising the cost of debt and equity capital in California. Although those higher costs have not yet flowed through to ratepayers, eventually they would. Restoring PG&E to a creditworthy status will result in some reduction of that premium, mitigating the effect on future retail and wholesale rates. Every 1% increase in the cost of debt used to finance rate base results in higher annual interest costs to customers of approximately $50 million for Reorganized PG&E alone (or approximately $70 million for Reorganized PG&E, GTrans and ETrans combined).

     Fourth, as a result of coming out of bankruptcy, Reorganized PG&E will be positioned to resume one of its most important and traditional functions - electricity procurement. PG&E's Plan describes the conditions upon which the distribution company would be able to resume the responsibility for the net open position of its electric customers not already provided by the DWR's contracts. The Bankruptcy Court will review and pass on these conditions. They are:

          (1) Reorganized PG&E receives an investment grade credit rating from S&P and Moody's;

          (2) Reorganized PG&E receives assurances from S&P and Moody's that Reorganized PG&E's credit rating will not be downgraded as a result of the resumption of the net open position;

          (3) there is an objective retail rate recovery mechanism in place pursuant to which Reorganized PG&E is able to fully recover in a timely manner its wholesale costs of purchasing electricity to satisfy the net open position;

          (4) there are objective standards in place regarding pre-approval of procurement transactions; and

          (5) subsequent to resumption of the net open position, the conditions in clauses (3) and (4) remain in effect.

     These conditions largely reflect real world constraints on PG&E's ability to procure power that I understand the Commission has recognized in a variety of orders: PG&E cannot buy power unless it has a credible means of paying the sellers. If the State provides and maintains these assurances, PG&E can (and will) resume and continue this procurement function./5/

_________________

/5/ The CPUC itself appears to recognize the importance of conditions 3 and 4 above, for it recently started a rulemarking proceeding to devise such objective standards. Order Instituting Rulemaking to Establish Policies and Cost Recovery Mechanisms for Generation Procurement and Renewable Resources Development, see R.01-10-024.

     Fifth, the Plan allows the reorganized companies to pay equity investors for the use of their money, thereby regaining their confidence, which is needed to continually attract capital. Although we do not contemplate that Reorganized PG&E and the other new companies will begin paying common dividends in the near term, resumption of common dividends should be expected, and will be a signal to investors of the confidence management has in the stability of future cash flows.

Q.   How will PG&E's Plan achieve the purpose and benefits described above?

A. PG&E will achieve the goals above by 1) paying all valid creditor claims in full by using the inherent market value of PG&E's generation assets to provide a substantial portion of the cash needed to pay creditors; and 2) establishing business entities that, given current tariffs for the products and services of ETrans, GTrans, and Reorganized PG&E and the bilateral Power Sales Agreement with Gen, are capable of generating an investment grade credit rating and fulfilling their traditional service obligations.

Q. Please explain how PG&E is proposing to the Bankruptcy Court to pay all valid creditor claims in full.

A. The Plan proposed to the Bankruptcy Court uses the value of the assets of all the businesses to borrow at or near the maximum amount (consistent with achieving and maintaining investment grade ratings) plus PG&E's cash on hand to pay all valid claims in full. The following table shows the sources and uses of funds at the time the Plan becomes effective, assumed to be December 31, 2002:

--------------------------------------------------------------------------------
          Sources and Uses of Funds on Effective Date of Plan ($Millions)

                 Sources                                     Uses
--------------------------------   ---------------------------------------------
Reorganized PG&E Debt    $ 4,865   ISO/PX                             $  1,060
Gen Debt                 $ 2,400   QFs                                $  1,057
ETrans Debt              $ 1,050   Energy Service Providers           $    421
GTrans Debt              $   900   Other Trade Payables               $    536
Cash on Hand             $ 3,920   Interest on Claims & Admin. Exp.   $  1,021
                                   Preferred Dividends                $     56
                                   Financial Debt                     $  8,984

                      ----------                                  ------------
Total Sources of Funds  $ 13,135   Total Uses of Funds                $ 13,135

--------------------------------------------------------------------------------

     The debt that each of the companies will issue has two elements: Creditor Notes that will be given to PG&E's creditors in partial or full payment of their valid claims and New Money Notes that will be issued to the public debt market for cash. Under the Plan, creditors will receive full payment of their valid claims in one of the following forms: (a) all cash; (b) a combination of cash (60%) and long-term notes (40%); (c) subordinated long-term notes; or (d) reinstatement and assumption of existing debt. PG&E expects to have nearly $4 billion of cash on hand at the effective date of the Plan, and to raise approximately $5 billion more through notes issued by Reorganized PG&E. Gen, ETrans and GTrans together will raise an additional $1.2 billion of cash by issuing New Money Notes, and assume debt and issue Creditor Notes totaling about $3.2 billion. The following are the approximate amounts of cash and notes and assumed debt that each of the new companies will provide to satisfy PG&E's valid creditor claims:

                                                                   Page 32 of 48

                                          Creditor Notes &              Subordinated
                                          ----------------              ------------
                                  Cash        Assumed Debt                     Notes
                                  ----        ------------                     -----
                         (in $millions)      (in $millions)            (in $millions)
                         -------------       -------------             -------------
         Gen                  $200               $2,040                   $160
         ETrans               $570               $  395                   $ 85
         GTrans               $390               $  450                   $ 60

Q. How does the Plan that you are proposing to the Bankruptcy Court enable the new entities to become creditworthy?

A. In short, as we are showing to the Bankruptcy Court, the entities are expected to be creditworthy because the cash flows they will generate are characteristic of creditworthy companies. In the case of Reorganized PG&E, it will be a creditworthy entity, not only because of its cash flows, but because the Plan addresses the cause of PG&E's bankruptcy - having to procure power for customers at wholesale prices in excess of retail rates with no timely pass-through mechanism. As I described above, the Plan sets forth the conditions upon which Reorganized PG&E would be able to assume the procurement responsibility to fill the net open position. Those conditions ensure that Reorganized PG&E will not find itself in the same negative cash flow position that forced the Company into bankruptcy.

         Exh. No. PGE-1-2 contains pro forma financial statements for the four reorganized entities,6 along with several of the more important financial ratios that are used by the credit rating agencies in evaluating credit risk and assigning debt ratings. The pro forma financial ratios alone and in combination with the many qualitative factors, such as the quality of management, regulatory jurisdiction, and the Bankruptcy Court protection against Reorganized PG&E assuming the net open position without a mechanism to timely recover procurement costs in rates, indicate a credit rating for each entity at the low end of investment grade. We have shared the Plan and the pro forma financial statements with the major credit rating agencies, S&P and Moody's. Moody's has given an initial assessment that, under the terms of the Plan, the reorganized companies, including Reorganized PG&E, would likely be investment grade. S&P has given a similar indication with respect to Reorganized PG&E, ETrans and GTrans, but has not completed its review of Gen. We expect that S&P will conclude its analysis shortly.

Q. What assumptions were made to arrive at the pro forma financial statements being submitted to the Bankruptcy Court?

A.       The basic assumptions for ETrans, GTrans and Reorganized PG&E were that
         1) rates were set based on cost of service assuming the cost level shown in the pro


____________________

/6/ These pro forma financial statements are updated versions of those contained in the Disclosure Statement filed with the Bankruptcy Court on September 20, 2001. We will file an updated Disclosure Statement with the court next month.

         formas, a forecast of rate base for each entity, and a regulated rate of return; 2) the costs included in the Cost Exclusion Commitment set forth in Mr. Metague's testimony will not be included in the revenue requirement of any cost-based rate of any of the companies (including Reorganized PG&E); and 3) rates after PG&E emerges from bankruptcy are changed through the normal rate setting process to reflect cost increases due to inflation, changes in operating costs, growth in rate base, and changes in sales.

         The pro forma for Gen assumes a long-term bilateral sales agreement between Gen and Reorganized PG&E. Under the terms of the contract, Gen will receive separate capacity and energy payments. The capacity payments will be subject to availability criteria and the energy payments will be based on the actual electric output of the assets. Both the capacity price and the energy price will escalate with inflation. The capacity payments, expected to be somewhat more than 80% of the total payments, provide a relatively stable and predictable cash flow and are a crucial element for the creditworthiness of Gen and its ability to issue the debt necessary to finance the Plan./7/ (Beyond the 12-year term of the contract, and as assets are removed from the contract in the step-down in the last year, Gen expects to sell into the open market.)

         (A detailed set of assumptions is set forth in the Appendix to this testimony.)

Q.       Will a return to creditworthiness benefit customers?

A. Yes. In addition to eliminating the risk of curtailment of supply or public utility service due to a bankrupt PG&E's inability to indefinitely fund operations, the return of the reorganized companies to creditworthiness will allow the companies to continue to invest in energy delivery infrastructure. The following table shows the forecast capital investment of the three "pipes and wires" companies - Reorganized PG&E, ETrans and GTrans - in the first four years after emerging from bankruptcy:

                 Reorganized PG&E Capital Investment Forecast
                              (nominal $millions)


                     2003          2004        2005        2006       Total
                     ----          ----        ----        ----       -----
 Capacity         $  334.8       $ 334.7     $ 344.7     $ 344.7     $1,358.9
 Reliability      $  486.3       $ 491.5     $ 514.8     $ 518.3     $2,010.9
 Other            $  232.7       $ 129.2     $ 122.2     $ 124.5     $  608.6
             -------------------------------------------------------------------
 Total            $1,053.8       $ 955.4     $ 981.7     $ 987.5     $3,978.4


                      ETrans Capital Investment Forecast
                              (nominal $millions)


                     2003          2004        2005        2006       Total
                     ----          ----        ----        ----       -----
 Capacity         $  232.4       $ 224.1     $ 303.6     $ 303.6     $1,063.7
 Reliability      $  102.2       $  81.9     $  82.1     $  82.3     $  348.5
 Other            $   13.3       $  13.1     $  11.9     $  12.1     $   50.4
             -------------------------------------------------------------------
 Total            $  347.9       $ 319.1     $ 397.6     $ 398.0     $1,462.6


________________

/7/      While the capacity payments constitute a substantial portion of Gen's revenues under the contract, Gen has the risk of maintaining unit availability to be entitled to the full capacity payments.

                      GTrans Capital Investment Forecast
                              (nominal $millions)

                     2003          2004        2005        2006       Total
                     ----          ----        ----        ----       -----
 Capacity         $   69.2       $  57.5     $  22.5     $  23.3     $ 172.5
 Reliability      $   49.9       $ 146.0     $  69.2     $  96.3     $ 361.4
             -------------------------------------------------------------------
 Total            $  119.1       $ 203.5     $  91.7     $ 119.6     $ 533.9


         As this table shows, at the retail level, over the first four years after bankruptcy, Reorganized PG&E's customers will benefit from nearly $4 billion of expected infrastructure investment - approximately one-third for capacity additions (i.e., customer growth) and half for reliability enhancements.

         Customers will similarly benefit from ETrans' nearly $1.5 billion of expected investment over the four years. Two-thirds of that amount will be invested in capacity expansion -- $200 million in the Silicon Valley region alone. GTrans is expected to invest more than $500 million, a third of it to increase capacity, including a major storage expansion.

         Gen will also make capital investments over this time, although on a more modest scale, as the following table shows:

                        Gen Capital Investment Forecast
                              (nominal $millions)

                     2003          2004        2005        2006       Total
                     ----          ----        ----        ----       -----
  Hydro           $   71.7       $  80.5     $  95.7     $  91.4     $ 339.3
  Nuclear         $   42.2       $  60.5     $  46.4     $  83.0     $ 232.1
--------------------------------------------------------------------------------
  Total           $  113.9       $ 141.0     $ 142.1     $ 174.4     $ 571.4

         Gen's expected investments are proportionately less than those of Reorganized PG&E, ETrans and GTrans because, unlike those businesses, Gen's business is not growing. Gen's investments will not be to expand but to comply with regulatory requirements and maintain and improve the reliability and safety of its existing facilities. Keeping Gen's facilities in top operating condition benefits Reorganized PG&E's customers by maintaining the availability of the facilities Reorganized PG&E will have under contract.

Q.       Why is the Power Sales Agreement necessary?

A. The Power Sales Agreement serves two important purposes: 1) it provides Reorganized PG&E with a reliable and dispatchable supply of energy at reasonable prices, mitigating its and its customers' exposure to volatile spot market prices; and 2) it provides Gen with a stable revenue stream to support the financing necessary to get PG&E out of bankruptcy. The Gen assets - the nuclear and hydro production facilities - have a book value significantly below the market value implied by market prices for wholesale electricity. AB 1890, passed by the California Legislature in 1996, requires the CPUC to market value PG&E's non-nuclear generation assets, as the CPUC acknowledged as recently as October 25, 2001. To generate sufficient cash to pay creditors in full, PG&E needs to borrow against the current market value of the generation assets, not their book value. The overall book value of the generation assets is very low because the CPUC required PG&E to accelerate the depreciation of certain assets, such as the Diablo

         Canyon nuclear plant and the Helms pumped storage plant, as part of the transition to the new market. Without a contract priced at market, the value of the generating assets would be held artificially low. Without the ability to borrow against the market value of the assets, the Plan would not be financeable.

         The following table shows the debt being issued by each of the reorganized companies compared to (1) the net book value of the assets each business will own as of the Plan effective date and (2) the amount of debt we estimate could be issued if each business remained under CPUC ratemaking and still achieved and maintained an investment grade credit rating:

     ------------------------------------------------------------------------------------------------------
                                          Book                                Plan Debt       Est. CPUC
                                     Capitalization/8/      Plan Debt          as % of         Debt/9/
               Company               (in $millions)        (in $millions)        Book       (in $millions)
     ------------------------------------------------------------------------------------------------------
     Reorganized PG&E                   $   9,510              $   4,865          51.2%         $   4,865
     ------------------------------------------------------------------------------------------------------
     Gen                                $   1,217              $   2,400         197.2%         $     623
     ------------------------------------------------------------------------------------------------------
     ETrans                             $   1,586              $   1,050          66.2%         $     812
     ------------------------------------------------------------------------------------------------------
     GTrans                             $   1,386              $     900          64.9%         $     710
     ======================================================================================================
     Totals                             $  13,699              $   9,215          67.3%         $   7,010
     ------------------------------------------------------------------------------------------------------


______________________

/8/      Book capitalization is roughly the equivalent of rate base for ratemaking purposes without regard to implementation of the CPUC's March 2001 accounting change (discussed below) and recovery of regulatory assets associated with final market valuation of PG&E's generating assets pursuant to AB 1890.

/9/      "Est. CPUC Debt" reflects the amount of debt we estimate could be issued under CPUC jurisdiction (assuming the CPUC does not permit the book value of PG&E's generating assets to be included in rate base based on the reclassification of those assets in the CPUC's March 2001 accounting order). It is calculated to be approximately 51.2% of book capitalization based on our conclusion that Reorganized PG&E would be able to issue $4.9 billion of debt on a book capitalization of $9.5 billion. (The amount of debt could be approximately $0.5 billion higher if Reorganized PG&E could support a debt ratio of 55% and still remain investment grade.) PG&E's current CPUC-authorized capital structure contains 46.2% debt.

     As this table shows, under the Plan, we estimate that we are able to borrow about $2 billion more than if all four companies continued under CPUC jurisdiction. More than 85% of the additional debt - in excess of $1.7 billion - comes from Gen. Without the Power Sales Agreement, Gen could not support this additional debt and the Plan would not raise enough money to pay all valid creditor claims in full.

Q. If market prices for electricity declined or increased significantly, would PG&E revise the pricing in its Power Sales Agreement to reflect those lower or higher market prices?

A. No. The pricing in the Power Sales Agreement is tied to a formula based on inflation. It will not go up because future market prices are higher, and it will not go down because future market prices are lower. As described in the testimony of Roy Kuga, the Power Sales Agreement is designed to reflect reasonable prices, risks and incentives between Reorganized PG&E and Gen. The Power Sales Agreement makes available a long-term, dispatchable supply portfolio that allows Reorganized PG&E to self-supply most of its ancillary services and provides stable procurement costs to Reorganized PG&E and its customers. It also provides corresponding stability of revenues to Gen. Under the Plan, Gen, like the other reorganized entities, will be issuing at or near the maximum amount of debt the market will permit consistent with achieving and maintaining an investment grade credit rating. Gen's debt capacity is directly tied to its forecast revenues under the Power Sales Agreement.

     Any long-term, fixed-price contract will necessarily be below or above spot prices periodically over its life. To reprice the contract (whether before or after the effective date of the Plan) exposes both Reorganized PG&E and its customers and Gen to the very risks the contract is designed to mitigate. Higher prices would subject Reorganized PG&E and its customers to higher costs and rates. Lower prices would reduce Gen's ability to borrow. If the capital markets thought the price under the contract would be reduced if market prices generally declined, investors would be unwilling to lend as much to Gen as they will with stable revenues, potentially jeopardizing the Plan's ability to raise sufficient money to pay all valid creditor claims in full.

Q. The price under the Power Sales Agreement is apt to be higher than the CPUC would allow PG&E to recover as "cost of service" under CPUC ratemaking. Doesn't that harm PG&E's retail customers?

A. No. The question implies that the CPUC could keep the price of power from PG&E's existing generation portfolio artificially low and still somehow get PG&E out of bankruptcy and achieve the benefits that financial stability will bring. That is not the case. If PG&E's Plan is not confirmed and the necessary transactions approved by this Commission, PG&E will not get out of bankruptcy soon. As the bankruptcy drags on, creditors might well force a sale of PG&E's generation assets to satisfy their claims. If the generation assets are sold to the highest bidders in a Bankruptcy Court auction, the new owners cannot be expected to provide below-market power to Reorganized PG&E. Instead, they can be expected to sell the output at the highest price they can get - whether that is inside California or outside. Rather than give Reorganized PG&E full dispatch rights over the portfolio, third-party owners would likely sell ancillary services separately - again, inside or outside California, depending on where they can get the highest price.

     Even with the pricing under the Power Sales Agreement, PG&E's Plan does not require an increase in current retail rates. There is no telling how much of a rate increase might be required to pay the prices that third-party generators would be able to get for the output of this portfolio.

Q. Based on the pro forma financial statements for Gen, it appears that Gen is going to have a book capitalization of $1,217 million and net earnings in 2003 of $363.3 million. That seems like about a 30% return on book capitalization. Doesn't that amount to the recovery of an "acquisition premium"?

A. No. While a cursory review of the pro forma financial statements could lead one to that conclusion, it is not accurate. The fact is that the book value of Gen's assets is artificially low and nowhere near reflecting the true value of the assets. Prior to an accounting decision by the CPUC in March, 2001, CPUC orders under

     AB 1890 required PG&E to accelerate the recovery in retail rates of certain utility generating assets, such as its nuclear and fossil facilities and related regulatory assets, that were deemed to be uneconomic. As a result of this accelerated recovery of generation-related plant and regulatory assets, the book value of these assets for regulatory purposes at December 31, 2000, prior to the CPUC's March 2001 accounting change, was approximately $2.8 billion./10/

     If the CPUC's March 2001 accounting order reclassifying the collection of revenues during the rate freeze period is upheld, PG&E could wind up not collecting that accelerated depreciation. If that occurs and the accelerated recovery were not reflected on PG&E's books, the net book value of the Gen assets would be more than $6 billion. The higher book value would have two consequences: 1) depreciation expense would be about $200 million per year higher, causing 2003 net earnings to drop to less than $200 million; and 2) less than $200 million in net earnings on assets with a $6 billion book value would

________________

/10/ In March 2001, the CPUC ordered PG&E and Southern California Edison to re-classify their prior accelerated recovery of utility generation related plant and regulatory assets. Prior to the CPUC's March 2001 accounting change, PG&E's power procurement costs were recovered separately from its utility generation related plant and regulatory assets, and therefore PG&E had accrued an undercollected balance of approximately $6.6 billion in power procurement costs at December 31, 2000 (before netting any overcollections due to PG&E's asset valuation of $2.8 billion). Although the CPUC has not yet ruled on the exact accounting to implement this order, it has made statements in federal court indicating that it expects these accounting changes to recover all wholesale power costs subject to the filed rate doctrine and reclassify unrecovered wholesale power costs in PG&E's regulatory balancing accounts as unrecovered plant and regulatory asset balances. Such a reclassification could have the effect of increasing the book capitalization of PG&E's generation-related assets for regulatory purposes. PG&E is challenging the effect of the CPUC's March 2001 accounting change in federal court in its filed rate claim and on rehearing hardly be an excessive return (it would be below the CPUC-authorized rate of return for PG&E).

     In addition, Gen's net earnings do not tell the whole story. As the Gen pro forma cash flow statement in Exh. No. PGE-1-2 shows, during the first two years of the Power Sales Agreement, Gen is expected to set aside more than $300 million in a debt service reserve. Less than $300 million of net earnings would be available for investment or distribution. Of this amount, approximately 2/3 is expected to be invested in the transmission business. (Over 2003 and 2004, ETrans is expected to need about another $200 million of equity to manage the cost of its capital investments. Gen earnings, distributed to Newco and then contributed to ETrans, is expected to provide this needed equity.)

Q.   Does all this amount to double recovery on the generation assets?

A. No. As I mentioned above, the CPUC's March 2001 accounting change, if upheld, may mean that PG&E has not even recovered the regulatory book value of its generation and associated regulatory assets. Whatever the outcome of the litigation on that point, AB 1890, passed by the California Legislature in 1996, still requires the CPUC to market value PG&E's non-nuclear generation assets. When the CPUC completes this requirement, the difference between the market

_______________

before the CPUC as an unlawful and unconstitutional attempt to deny PG&E recovery of its federal filed rate-related costs in retail rates.

     value and the then-regulatory book value will be credited to offset other transition charges./11/ By foregoing collection of those transition costs, PG&E will be precluding any "double recovery" of its generation assets.

Q. The Disclosure Statement filed with the Bankruptcy Court, explaining the Plan, states that the Plan can be implemented "[w]ithout raising retail electric rates above current levels." Will you please explain how this is true?

A. Yes. Under the AB 1890 rate freeze, in 2000 PG&E's generation-related cost component was about 5.47 cents per kWh. On January 4, 2001, the CPUC added a temporary surcharge of 1 cent per kWh on top of this. In March 2001, the CPUC made that surcharge permanent and adopted an additional 3 cents per kWh surcharge. Thus, the CPUC has established the current generation-related cost component of PG&E's retail electric rates at about 9.47 cents per kWh for the going-forward costs of generation. The following table shows the forecast year-by-year combined capacity and energy cost under the Power Sales Agreement in cents per kWh over its 12-year term:

________________

/11/ PG&E established a separate regulatory asset pursuant to an interim valuation of its remaining non-nuclear generation assets required by the CPUC in June 2000. The CPUC has taken no formal action to complete the final market valuation of PG&E's non-nuclear generating assets (and allow recovery of the regulatory asset created by the interim valuation) or to implement the March 2001 accounting change order that would change PG&E's book capitalization for ratemaking purposes. In an October 25, 2001 order, the CPUC rejected PG&E's request that the CPUC use the AB 1890 market value of PG&E's retained generating assets for future retail ratemaking for those assets. The October 25, 2001 CPUC order also refused PG&E's alternative request that the CPUC authorize recovery of PG&E's remaining unrecovered costs in its transition cost balancing account as part of future retail ratemaking for its utility generation related assets consistent with the reclassification of those costs under the CPUC's March 2001 accounting order.

                                                                   Page 45 of 48

     ------------------------------------------------------------------------------------------------------
                 2003    2004   2005    2006    2007   2008    2009    2010   2011    2012    2013   2014
                 ----    ----   ----    ----    ----   ----    ----    ----   ----    ----    ----   ----
     PSA Cost   4.55 c   4.73 c 4.73 c  4.85 c  4.98 c 5.12 c  5.92 c  5.42 c 5.59 c  5.77 c  5.92 c 6.61 c
     ------------------------------------------------------------------------------------------------------

         As this table shows, the prices under the Power Sales Agreement every year are substantially below the existing generation-related cost component in PG&E's retail electric rates.

         In addition to the Power Sales Agreement, the Company will also continue to buy power from more expensive sources - such as QFs - and generate power from its two remaining power plants (Hunters Point and Humboldt). When the cost of these other energy sources is added to the cost of the Power Sales Agreement, the average weighted cost per kWh still fits comfortably within the current 9.47 cents for the life of the contract./12/ The following table shows the weighted average cost per kWh of the portfolio under the Power Sales Agreement and all generating resources Reorganized PG&E will have under contract from 2003 through 2014, including our estimates of the pro rata ISO charges that may be assigned to Reorganized PG&E after it becomes creditworthy:

____________

/12/ These figures do not include the net open position because, on an average year basis through 2007, it appears that DWR has fully contracted for the load not served by Reorganized PG&E's total portfolio of owned and contracted resources, as supplemented by ISO purchases of energy and ancillary services on PG&E's behalf.

    -------------------------------------------------------------------------------------------------------------
                      2003    2004   2005    2006    2007   2008    2009    2010   2011    2012    2013    2014
                      ----    ----   ----    ----    ----   ----    ----    ----   ----    ----    ----    ----
    PSA Cost         4.55 c   4.73 c 4.73 c  4.85 c  4.98 c 5.12 c  5.92 c  5.42 c 5.59 c  5.77 c  5.92 c  6.61 c
    -------------------------------------------------------------------------------------------------------------
    Reorganized
    PG&E             6.57 c   6.69 c 6.67 c  6.68 c  6.67 c 6.84 c  7.59 c  7.20 c 7.40 c  7.60 c  7.83 c  8.23 c/14/
    Portfolio/13/
    -------------------------------------------------------------------------------------------------------------

         Under the CPUC's decisions, DWR currently receives 9.47 cents per kWh for all the energy it procures on behalf of PG&E's customers. The state law authorizing DWR to procure power for PG&E's customers allows DWR to recover its power costs from customers through rates independent of PG&E's retail rates. Notwithstanding this, the CPUC has indicated that it intends in the future to allocate to DWR some portion of the 3-cent March surcharge for PG&E's generation costs. For all but the most extreme assumptions about what the CPUC might order, the current rate component is still adequate for the life of the Power Sales Agreement.

         Consider the following example: DWR procures approximately 30% of the energy to meet PG&E's load. If the CPUC were to allocate, not 30% but 40% of the 3-cent March surcharge attributable to the energy PG&E generates and procures - 1.2 cents per kWh of PG&E's deliveries - to DWR in addition to the 9.47 cents per kWh of power DWR procures, DWR would effectively be

______________

/13/ Reorganized PG&E's portfolio includes its owned and contractually-controlled resources plus energy and ancillary services purchased by the ISO on Reorganized PG&E's behalf (assuming Reorganized PG&E is creditworthy).

/14/ This figure assumes that the capacity dropping out of the Power Sales Agreement in this year is replaced by a similar amount of capacity and energy at the same price.

         receiving 12.33 cents per procured kWh./15/ Even under this situation, that leaves 8.27 cents per kWh for Reorganized PG&E-supplied energy. As the above table shows, Reorganized PG&E's forecast average weighted cost of owned and contracted resources is within that amount for the term of the Power Sales Agreement.

         Obviously, we cannot predict what other actions the CPUC may take to reduce PG&E's rates. But, as of the time the Plan was filed - and today
         - neither the Plan nor the Power Sales Agreement would result in or require an increase in PG&E's retail rates.

Q.       What other approvals are required to implement the Plan?

A. First and foremost, the Bankruptcy Court must confirm the Plan. We presently anticipate that confirmation could occur in the second quarter of 2002. Implementation of the Plan, however, would remain subject to the satisfaction of various conditions, including approval of this Commission of those aspects of the Plan that are under its jurisdiction. In addition to this Commission's approval of this Application and the related applications filed in other dockets today, approvals are being sought from the United States Securities and Exchange

_____________

/15/ We arrived at the 12.33 cents as follows: Our load and resource forecast indicates that in 2003 PG&E will generate and procure approximately 58,100 GWh and DWR will procure about 24,400 GWh for PG&E's customers. Under CPUC rulings, DWR will receive 9.47 cents per kWh for the 24,400 GWh it procures plus, we assume, 1.20 cents per kWh for the 58,100 GWh PG&E provides. Dividing the total revenues by DWR's 24,400 GWh procured power yields an average price per kWh of
12.33 cents.

         Commission and the Nuclear Regulatory Commission. We have requested that the Bankruptcy Court determine as part of its Order confirming the Plan that section 1123 of the Bankruptcy Code preempts otherwise applicable non-bankruptcy law such that PG&E may undertake the transactions contemplated by the Plan without seeking or obtaining state and local regulatory approvals that might otherwise be required. If this request is granted, PG&E will not seek CPUC approval for the proposed transfers of assets.

Q.       Does this complete your testimony?

A.       Yes.